Exhibit 1.01

Conflict Minerals Report

For Year Ending December 31, 2021

Introduction

This Conflict Minerals Report for MRC Global Inc. for calendar year 2021 was prepared in accordance with the requirements of Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended, and in connection with MRC Global Inc.’s required disclosure filed on the specialized disclosure form (“Form SD”). All references to “MRC Global”, the “Company” or “we”, “us” and “our” refer to MRC Global Inc. and its consolidated subsidiaries.

Rule 13p-1 implemented Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and requires Securities and Exchange Commission (“SEC”) reporting companies, such as MRC Global, that meet certain threshold requirements, to undertake a reasonable country of origin inquiry and supply chain due diligence on the source and chain of custody of the conflict minerals necessary to the functionality or production of any product manufactured or contracted to be manufactured by the reporting company. The term “Subject Minerals” currently encompasses columbite-tantalite (coltan), cassiterite, and wolframite (or their derivatives, which are limited to tantalum, tin and tungsten, respectively) and gold (collectively referred to as “3TGs” or “Subject Minerals”).

The goal of the reasonable country of origin inquiry (“RCOI”) and supply chain due diligence is to determine whether the Subject Minerals necessary to the functionality or production of products manufactured or contracted to be manufactured by a company directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or an adjoining country. The Dodd-Frank Act refers to this area as the “Covered Countries”. Reporting companies that are subject to Rule 13p-1 are required to make certain disclosures on Form SD and, in certain instances, an accompanying Conflict Minerals Report, which are filed with the SEC.

Company and Conflict Minerals Report Overview

We are the leading global distributor of pipe, valves and fittings (“PVF”) and other infrastructure products and services to diversified energy, industrial and gas utility end-markets. We provide innovative supply chain solutions, technical product expertise and a robust digital platform to customers globally through our leading position across each of our diversified end-markets including the following sectors:

•	gas utilities (storage and distribution of natural gas)

•	downstream, industrial and energy transition (crude oil refining, petrochemical and chemical processing, general industrials and energy transition projects)

•	upstream production (exploration, production and extraction of underground oil and gas)

•	midstream pipeline (gathering, processing and transmission of oil and gas)

Although we primarily distribute products manufactured by third parties, in calendar year 2021, we (i) manufactured certain offshore and onshore electro-automation products; (ii) manufactured certain physical components used in connection with our ValveWatch® product; (iii) provided a full range of valve modification services to meet customer requirements including valve control extensions, welding, hydrotesting, painting, coating, x-raying and (iv) assembled certain valve automation packages, for which we may be deemed to be a manufacturer. Some of these products contain Subject Minerals that are necessary to their functionality or production (“Covered Products”).

To satisfy the disclosure and filing requirements of Rule 13p-1 and Form SD, this Conflict Minerals Report includes:

•	A description of the Covered Products;

•	A description of the RCOI and supply chain due diligence we undertook to determine the country of origin and source and chain of custody of any necessary Subject Minerals in our Covered Products;

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To the extent we are able to provide such information, a description of the facilities used to process our Subject Minerals, the country of origin of our Subject Minerals, and our efforts to determine the mine or location of origin of our Subject Minerals; and

•	Our risk mitigation strategies and steps to improve due diligence in the future.

Overview of MRC Global’s Conflict Minerals Program

Our management team has implemented procedures with the objectives of complying with and educating our employees and suppliers with respect to the requirements of Rule 13p-1 and demonstrating our commitment to responsible sourcing of Subject Minerals, each as further described below, including the adoption of a Conflict-Free Sourcing Policy statement in MRC Global’s Code of Conduct for Suppliers.

Additionally, our management team created a “Conflict Minerals Team” consisting of members of our legal, compliance and supply chain groups to support and oversee the supply chain due diligence, as well as the drafting of this Conflict Minerals Report and Form SD. The Conflict Minerals Team ultimately provides status reports regarding our due diligence efforts directly to our Executive Vice President—Corporate Affairs, General Counsel & Corporate Secretary and Senior Vice President – Supply Chain, who are members of MRC Global’s Executive Leadership Team and have direct access to our Board of Directors and Audit Committee.

Covered Products Description

As discussed above, Covered Products include electro-automation products, certain physical components used in connection with our ValveWatch® product, valves and valve automation packages.

Our offshore and onshore electro-automation products consist of power and communication systems, test units, control systems, control desks and control panels. These products may contain 3TGs within the following components: (i) tin may be used in the electronics, batteries, wire and cable coating, capacitors and resistors; (ii) tantalum may be used in LED lights; (iii) tungsten may be used in fluorescent light bulbs; and (iv) gold may be used in electronics, relays and connectors.

ValveWatch® is a condition monitoring system for valves that remotely monitors valves and actuators for the purpose of detecting problems before production is affected. Physical components of the ValveWatch® system may contain 3TGs, such as gold in the electrical wiring and tin in the soldering of the circuit boards.

Valves are mechanical devices that are generally used in oilfield and industrial applications to control direction, velocity and pressure of fluids and gases within transmission networks and are comprised of ball, butterfly, gate, globe, check, needle and plug valves and are manufactured from cast steel, stainless/alloy steel, forged steel, carbon steel or cast and ductile iron. We do not manufacture or contract to manufacture the valves that we sell. Valve automation packages require us to assemble a valve, an actuator and a control package (consisting of, among other things, a switch, filter, solenoid, fittings and tubing) with mounting hardware. An actuator is a type of motor that is responsible for moving or controlling the valve and is operated by a source of energy, including electric current, hydraulic fluid pressure or pneumatic pressure. Certain components of the valve automation packages may contain 3TGs, such as tungsten carbide coated balls and seats, gold in the electrical wiring or tin in the circuit boards.

We are several steps removed from the actual mining of the Subject Minerals that are contained in our Covered Products and, thus, we do not have direct visibility into the smelters and refiners of the Subject Minerals contained in our Covered Products.

Description of Reasonable Country of Origin Inquiry

MRC Global performed an initial assessment and determined that certain of its products may contain Subject Minerals. Based on this assessment, in accordance with Section 1502 and Rule 13p-1, MRC Global performed a “reasonable country of origin inquiry” (RCOI) to determine which of the products that were in its supply chain after January 1, 2021 in fact contain Subject Minerals, and whether these Subject Minerals were sourced from the Covered Countries or came from recycled or scrap sources. As a result of the RCOI process, MRC Global: (1) concluded in good faith that, during 2021, Subject Minerals were necessary to the functionality or production of certain of its product offerings; and (2) conducted the supply chain due diligence discussed below.

Design and Description of Due Diligence Measures

In accordance with Rule 13p-1, MRC Global performed due diligence from January 2021 through April 2021 to determine the source and chain of custody of Subject Minerals in the Company’s product offerings. We designed our due diligence measures to conform with the nationally recognized framework provided by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), and the related supplements for 3TG. This process included building Subject Minerals awareness across the supply chain and surveying suppliers that were known to or may have provided products containing metal or Subject Minerals. We believe the design of the Company’s due diligence program complies with the OECD Guidance’s framework for risk-based due diligence in the mineral supply chain. A summary of MRC Global’s activities in line with the OECD Guidance are outlined below.

We developed our due diligence process to address each of the five steps as outlined by the OECD Guidance, namely:

1.	Establish company management systems regarding conflict minerals;

2.	Identify and assess risks in our supply chain;

3.	Design and implement a strategy to respond to identified risks in our supply chain;

4.	Utilize independent third-party audits of supply chain diligence; and

5.	Publicly report on our supply chain due diligence.

Step 1: Establish company management systems regarding conflict minerals:

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Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas: MRC Global has adopted a formal conflict minerals policy (“Conflict Minerals Policy”) which is posted on our internal website that reflects the Company’s desire to only allow responsible sourcing of parts and products containing necessary Subject Minerals. In addition, the external website of MRC Global has a Code of Conduct for Suppliers containing MRC Global’s Conflict-Free Sourcing Policy at http://www.mrcglobal.com/~/media/Files/PDF/MRC_Global_Code_of_Conduct_for_Suppliers.ashx?la=en. The purpose of this Conflict Minerals Policy and Conflict-Free Sourcing Policy is to (i) state the Company’s commitment to the responsible sourcing of Subject Minerals, (ii) establish guidelines regarding the responsible sourcing of Subject Minerals, and (iii) set the Company’s expectations for its suppliers. This Conflict Minerals Policy applies to all directors, officers and employees of the Company and any third-party suppliers engaged by the Company. MRC Global has committed to not knowingly procure any products containing Subject Minerals sourced from the Covered Countries whereby the procurement of such products benefits any of the armed groups in the Covered Countries.

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Structure internal management systems to support supply chain due diligence: MRC Global created an internal Conflict Minerals Team to manage the implementation and progress of our due diligence efforts. (See “Overview of MRC Global’s Conflict Minerals Program” above). The internal Conflict Minerals Team consists of members of our legal, compliance and supply chain groups. The objective is to develop, document and maintain a structure which enables sustainable compliance and actively mitigates the risk of not meeting regulatory requirements.

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Establish a system of controls and transparency over the mineral supply chain: MRC Global has established a system of controls and transparency over its 3TG supply chains by creating a process to engage our global suppliers and requesting them to submit information to MRC Global using the Conflict Minerals Reporting Template (“CMRT”) version 6.1 or higher. The CMRT is a survey tool, a standardized reporting template, developed by the Responsible Minerals Initiative (“RMI”) to standardize the collection of due diligence information gathered by those suppliers about the smelters identified in their own supply chains. The information was used by MRC Global to assess due diligence efforts implemented by suppliers and to identify smelters.

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Strengthen company engagement with suppliers: MRC Global will communicate its Conflict-Free Sourcing Policy to all suppliers through its Code of Conduct for Suppliers. MRC Global has also developed a due diligence form to be completed by suppliers. We have a strong emphasis on supplier education and training through the utilization of the Assent (defined below) learning management system known as Assent University, which provides suppliers access to Assent University’s Conflict Minerals training course. This training is tracked based on completion. Suppliers are encouraged to complete all modules within this course.

Step 2: Identify and assess risks in our supply chain:

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Identify Covered Products and prepare verified list of suppliers: As an initial step, our management team worked to identify all Covered Products for calendar year 2021. After identifying our Covered Products, we began our scoping process by providing a verified list of suppliers associated with the Covered Products to Assent Compliance, a third-party service provider (“Assent”). This initial list of suppliers was filtered again by Assent using the Responsible Business Alliance and the Global e-Sustainability Initiative CMRT 6.1 or higher to eliminate suppliers whose 3TGs were not necessary to the functionality or production of their products. The use of the CMRT allowed for some elimination of irrelevant suppliers. Specifically, question 1 of the CMRT asks suppliers whether any of the 3TGs are intentionally added or used in the products or in the production process. Question 2 also asks if any 3TGs remain in their products. This list was further filtered to remove:

•	packaging companies (excluding labels);
•	suppliers whose products do not end up in MRC Global’s finished products;
•	service providers; and
•	inactive suppliers.

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Survey the suppliers: Assent then commenced the supplier survey portion of the RCOI using the CMRT. During this process, Assent provided training and education to our suppliers on how to complete the form. All non-responsive suppliers were contacted a minimum of three times and all responses were recorded utilizing the Assent Compliance Manager, a software platform that allows for the tracking of all supplier communications. The CMRT data received from responding suppliers was then automatically validated to increase the accuracy of submissions and identify any contradictory answers.

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Collect responses: All submitted forms were accepted and classified as valid or invalid, and retained to preserve data integrity. All suppliers that submitted invalid forms were contacted and encouraged to resubmit a valid form. Due to a diligent and refined scoping process, we were able to reduce the number of the relevant suppliers surveyed for the 2021 reporting year. As of May 6, 2022, MRC Global had requested responses from 292 “in scope” suppliers, of which 198 (or 68%) provided valid responses and 13 (or 4%) provided an invalid response. (In other words, 68% of “in scope” suppliers that responded provided valid responses.) There were 81 “in scope” suppliers (or 28%) that did not provide a response.

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Review supplier responses and smelter information: Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. However, Assent compared the facilities listed in the responses from our suppliers to the list of smelters maintained by the RMI, and, if a supplier indicated that the facility was certified as “Conflict-Free,” Assent confirmed that the name was listed as compliant by the RMI. As of May 6, 2022, we have validated 337 smelters or refiners and are working to validate the additional smelter/refiner entries from the submitted CMRTs.

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Assess smelter information: Based on the smelter lists provided by suppliers via the CMRTs, we are aware that 231 smelters have a Compliant RMI Audit Status. This status means they have gone through the Responsible Minerals Assurance Process (RMAP), been audited and been found to be compliant with that protocol. Many suppliers are still unable to provide the smelters or refiners used for materials supplied to us. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs. Based on the provision of primarily company-level CMRTs from our in-scope suppliers, we cannot definitively determine the smelters’ connection to the Covered Products.

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Evaluating levels of risk: In accordance with OECD Guidelines, it is important to understand risk levels associated with Subject Minerals in the supply chain. We employ the Assent Compliance Manager software to assist in evaluating risk. Each facility that meets the RMI definition of a smelter or refiner of a 3TG mineral is assigned a risk of high, medium or low based on the following five scoring criteria:

1.	Geographic proximity to the DRC and Covered Countries;
2.	Conflict-Free Smelter Program (RMAP) audit status;
3.	Known or plausible evidence of unethical or conflict sourcing;
4.	Known mineral source country of origin; and
5.	Peer Assessments conducted by credible third-party sources.

When a facility that MRC Global considers of high concern is reported on a CMRT by one of the suppliers surveyed, risk mitigation activities are initiated. Through our third-party vendor, Assent Compliance, submissions that include such facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including submission of a product specific CMRT to better identify the connection to products that they supply to MRC Global, and escalating up to removal of any high risk smelters from their supply chain.

As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these risks from the supply chain.

Step 3: Design and implement a strategy to respond to identified risks in our supply chain:

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Evaluating suppliers to assist in making key risk mitigating decisions in the future: Suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). While Subject Minerals compliance is a relatively new concept and many companies have not yet implemented comprehensive compliance programs, we believe tracking the strength of our suppliers’ programs meets the OECD Guidance and can assist in making key risk mitigation decisions in the future. The criteria used to evaluate the strength of the program are included in the CMRT as questions “A,” “E,” “G” and “H,” respectively, and provide:

A. Have you established a conflict minerals sourcing policy?

E. Have you implemented due diligence measures for conflict-free sourcing?

G. Do you review due diligence information received from your suppliers against your company’s expectations?

H. Does your review process include corrective action management?

When suppliers meet or exceed the criteria listed above, they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program. As of May 6, 2022, 21 suppliers were identified as having a Weak program.

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Report findings to designated senior management outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment: MRC Global will complete an OECD analysis annually and the Conflict Minerals Team will provide a summary of the identified risks to our Executive Vice President—Corporate Affairs, General Counsel & Corporate Secretary and Senior Vice President – Sales & Marketing with recommended action plans to reduce risks.

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Undertake additional fact and risk assessments for risks requiring mitigation or after a change of circumstances: Additional fact finding, risk assessments and changes in circumstances will take place as part of MRC Global’s annual review of its Subject Minerals program.

Step 4: Utilize independent third-party audits of supply chain due diligence:

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including: (i) seeking information about 3TG smelters and refiners in our supply chain by requesting our suppliers complete the CMRT; (ii) verifying those smelters and refiners with the constantly evolving RMI lists; (iii) conducting the due diligence review; and (iv) obtaining additional documentation and verification, as applicable.

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to us. Furthermore, suppliers did not always provide smelter lists, or provided incomplete lists lacking smelter identification numbers, and therefore we are unable to conclude specifically which smelters or refiners provided the Subject Minerals used by our suppliers in products supplied to us.

Our current efforts focus on gathering smelter information via the CMRT. We believe that the aforementioned process for seeking information about conflict mineral smelters and refiners in our supply chain represents the most reasonable effort we can undertake to determine the mines or locations of origin of the Subject Minerals in our supply chain.

Step 5: Report on our supply chain due diligence:

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Annually report or integrate, where practicable, into annual sustainability or corporate responsibility reports, additional information on due diligence for responsible supply chains of minerals from conflict-affected and high risk areas: MRC Global implemented a process to summarize, review and approve compliance results and complete the Form Specialized Disclosure and the Conflicts Mineral Report and timely file this report with the SEC.

Risk Mitigation Strategies and Steps to Improve Due Diligence in the Future

In future compliance periods, we intend to continue to improve the collection of due diligence data from our supply chain to continue mitigating the risk that Subject Minerals used in our limited manufacture or contract to manufacture activities directly or indirectly finance or benefit armed groups in the Covered Countries. To improve due diligence data during calendar year 2022, our Subject Minerals program will continue to focus on vetting smelter data including:

•	Working with suppliers to move to the latest version of the CMRT where new smelter identification numbers have been assigned;

•	Requesting the use of smelter identification numbers;

•	Requesting that suppliers connect any identified smelters with the products and parts the suppliers supply to us; and

•	Comparing smelters reported by suppliers on the CMRT to the RMI’s list of smelters.

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